UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the transition period from to

Commission File Number: 1-16625

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Savings Plan c/o Bunge North America, Inc. 11720 Borman Drive St. Louis, Missouri 63146

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Limited 50 Main Street White Plains, NY 10606

BUNGE SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	3

Notes to Financial Statements	4–7

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2006	8

NOTE:

All other schedules required by Section 2520.103-10 of the Department of
Labor’s Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature Page	9

Exhibit Index	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Bunge Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Bunge Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

St. Louis, Missouri
June 19, 2007

BUNGE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005

INVESTMENTS — At fair value:
Mutual funds	$1,887,479	$1,616,488
Common collective trusts	897,308	716,585
Interest in Bunge Limited common shares	251,204	173,833

Total investments	3,035,991	2,506,906

CONTRIBUTIONS RECEIVABLE:
Participants	10,649	9,819
Employer	2,372	246

Total contributions receivable	13,021	10,065

NET ASSETS AVAILABLE FOR BENEFITS	$3,049,012	$2,516,971

See notes to the financial statements.

BUNGE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

ADDITIONS:
Investment income — interest	$13,174	$6,371
Investment income — dividends	77,580	89,928
Participants’ contributions	435,297	426,899
Other contributions	19,118	31,717
Employer contributions	29,700	13,520
Net appreciation in value of investments	246,115	16,453

Total	820,984	584,888

DEDUCTIONS:
Benefits paid to participants	282,095	119,095
Asset transfers (Note 8)	–	2,160,624
Expenses	6,848	6,945

Total	288,943	2,286,664

INCREASE (DECREASE) IN NET ASSETS	532,041	(1,701,776)

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	2,516,971	4,218,747

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$3,049,012	$2,516,971

See notes to the financial statements.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The Bunge Savings Plan (the “Plan”), formerly the Bunge North America, Inc. Savings Plan, was established as of April 1, 1996. The Plan was amended effective January 1, 2004, to change the Plan name to the Bunge Savings Plan, transfer assets attributable to non-union participants in the Plan to the Bunge Retirement Savings Plan, formerly known as Bunge North America, Inc. Profit Sharing Plan, and transfer the assets of the Central Soya 401(k) Plan for Hourly Employees (“CSY Plan”) to the Plan and master trust. The Plan was further amended to provide that Plan provisions applicable to participants in the CSY Plan are set forth in a separate subplan known as Supplement A to the Plan. Effective January 1, 2005, the assets attributable to Supplement A participants were transferred to the Bunge Savings Plan – Supplement A. Plan assets attributable to the subplan covering Supplement A participants may only be used to pay benefits for Supplement A participants, and trust assets attributable to the subplan covering the remaining participants may only be used to pay benefits for such participants. Significant accounting policies followed by the Plan are as follows.

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments — Investments in Bunge Limited common shares, common collective trusts, and mutual funds are stated at fair value which is based on quoted market prices. Purchases and sales of investments are accounted for on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings on investments are allocated to participants based on account balances.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various securities including mutual funds, common collective trusts, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

2.	PLAN DESCRIPTION

The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”) and is administered by the Savings Plan Committee (the “Committee”) appointed by the Board of Directors of Bunge North America, Inc. (the “Company”). The Company has appointed CitiStreet as recordkeeper and State Street Bank and Trust Company to serve as Trustee of the Plan. The  descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the Plan document for more complete information. All regular hourly employees, except those regular hourly employees of Bunge North America (East), L.L.C., whose terms and conditions of employment are subject to a collective bargaining agreement that bargained to participate in the Plan, are eligible participants. Individual accounts are maintained for each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

3.	CONTRIBUTIONS AND WITHDRAWALS

Contribution limits for participants are based on their respective collective bargaining agreements. The total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2006 could not exceed $15,000 ($14,000 in 2005). However in 2006 and 2005, if a participant reached age 50 by December 31 of that year, they were able to contribute an additional $5,000 and $4,000 “catch up” contribution, respectively, to the Plan on a pre-tax basis.

The contribution amounts and allocation between pre-tax and post-tax basis of participant accounts are subject to Internal Revenue Service discrimination tests.

The employer match for participant contributions, if any, is subject to participant collective bargaining agreements. Such matching contributions are credited to individual participants’ accounts, and vest at a rate of 20% per year and all matching contributions become 100% vested following five years of continuous service. Participants will forfeit any non-vested portion of their account balance upon leaving the Company’s employment for any reason other than normal retirement.  Any such forfeited amounts are redistributed to continuing participants in the manner specified in the Plan.

Upon entry into the Plan, participants may elect from a number of investment alternatives for their contributions. Employer matching contributions are allocated to participants based upon the current contribution allocation among investment alternatives elected by the participants. Thereafter, employee and employer contributions may be reallocated by the participant among all investment alternatives.

Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals or age 59 1/2 withdrawals permitted by the Plan.

Following normal retirement, participants must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan.

The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan.

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at anytime and to terminate the Plan subject to the provisions set forth by ERISA. Upon such Plan termination, participants will become 100% vested in their accounts.

5.	TAX STATUS

The Internal Revenue Service has determined and informed the Plan administrator by a letter, dated February 18, 2003, that the Plan and related trust were designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter (see Note 1). The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.

6.	RELATED-PARTY TRANSACTIONS

Certain of the Plan’s investments are invested in shares of funds offered by the Trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Such investments as of December 31, 2006, are disclosed in the supplemental schedule of assets held for investment purposes.

Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan. Expenses incurred in connection with administrative fees are paid out of the balance of participant accounts.

7.	INVESTMENTS

Investments that represent 5% or more of net assets available for benefits as of December 31, 2006 and 2005, are as follows:

	2006	2005

Fidelity Capital Appreciation Fund	$853,008	$785,550
SSgA S&P 500 Index Fund	745,871	663,553
SSgA Money Market Fund	305,625	240,995
PIMCO Total Return Fund	257,911	254,252
Interest in Bunge Limited common shares	251,204	173,833
Legg Mason Value Fund	217,851	207,566

During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005

Mutual funds	$80,565	$(16,749)
Common collective trusts	111,295	33,047
Interest in Bunge Limited common shares (1)	54,255	155

Net appreciation in value of investments	$246,115	$16,453

(1)

The Plan allows participants to invest in Bunge Limited common shares. Bunge Limited is the parent company of the sponsoring employer. The Plan held 3,343 and 2,318 common shares of Bunge Limited at December 31, 2006 and 2005, respectively. During 2006 and 2005, the Plan recorded dividend income of $1,812 and $1,398, respectively, and net appreciation in fair value of $54,255 and $155, respectively, from Bunge Limited common shares.

8.	ASSET TRANSFERS

Effective January 1, 2005, based on the closing market value as of December 31, 2004, the assets and liabilities of all regular hourly employees of Bunge North America (East), L.L.C., including the employee contribution receivable of $4,402 and the plan transfer payable of $27,637, were transferred to the Bunge Savings Plan – Supplement A. Each fund’s assets were transferred to identical investment funds at CitiStreet. The fair value of the assets transferred was as follows:

PIMCO Total Return Fund	$55,819
Oakmark Select Fund	3,897
Fidelity Magellan Fund	447,828
Fidelity Dividend Growth Fund	380,628
Oppenheimer Capital Appreciation Fund	242
Fidelity Capital Appreciation Fund	292,946
American Funds New Perspective Fund	127,977
Wellington US Core Equity Fund	243
Legg Mason Value Fund	1,126
SSgA Money Market Fund	455,631
SSgA Conservative Strategic Asset Allocation Fund	116,369
SSgA Moderate Strategic Asset Allocation Fund	130,531
SSgA Aggressive Strategic Asset Allocation Fund	58,410
SSgA S&P 500 Index Fund	25,146
Interest in Bunge Limited common shares	2,054
Participant Loans	85,012

Total	$2,183,859

******

BUNGE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

	Number of		Market
Description	Shares/Units	Cost**	Value

INTEREST IN MUTUAL FUNDS:
PIMCO Total Return Fund	24,846.8834		$257,911
Oakmark Select Fund	3,053.3369		102,226
Fidelity Capital Appreciation Fund	31,464.6938		853,008
American Funds New Perspective Fund	4,449.8409		140,392
Legg Mason Value Fund	2,745.0922		217,851
*SSgA Money Market Fund	305,625.4200		305,625
*Self-Managed Account			10,466

Total interest in mutual funds			1,887,479

INTEREST IN COMMON COLLECTIVE TRUSTS:
*SSgA Conservative Strategic Asset Allocation Fund	2,137.9848		25,271
*SSgA Moderate Strategic Asset Allocation Fund	1,698.5078		21,639
*SSgA Aggressive Strategic Asset Allocation Fund	3,698.0490		50,552
*SSgA S&P 500 Index Fund	29,900.6198		745,871
*SSgA Russell 2000 Fund	1,202.1929		14,347
*SSgA S&P Midcap Fund	1,057.2816		39,628

Total interest in common collective trusts			897,308

*INTEREST IN COMMON STOCK — Bunge Limited
common shares	3,343.0000		251,204

TOTAL INVESTMENTS			$3,035,991

*Party-in-interest

**Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Savings Plan

Date: June 21, 2007	By:	/s/ Philip Staggs
Philip Staggs
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Document
23.1	Consent of Independent Registered Public Accounting Firm

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